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Dale E. Short • (310) 789-1259 • dshort@troygould.com	File No. 3218-1

February 13, 2012
VIA EDGAR AND FEDERAL EXPRESS
Jennifer Riegel
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation
Amendment No. 4 to Form S-1
Filed February 6, 2012
File No. 333-177498
Dear Ms. Riegel:
     This letter responds to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding RXi Pharmaceuticals Corporation’s (the “Company”) amended Registration Statement on Form S-1/A filed on February 6, 2012. References herein to “Galena” mean Galena Biopharma, Inc., the Company’s parent company.
     Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 5 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments. A copy of Amendment No. 5, marked to show changes from Amendment No. 4, is enclosed for your convenience.
     Summarized below is our understanding of the Staff’s oral comments:
Financial Statements
Notes to Financial Statements
8. Stock-based Compensation
2011 Offerings, page F-24
     1. Please clarify the reference on page 2 of the preliminary prospectus to the effect that the Company has operated “as an unincorporated division within Galena.”

Jennifer Riegel
February 13, 2012

COMPANY RESPONSE:
The Company has revised page 1 of the amended preliminary prospectus to clarify that the Company’s business previously was owned and operated by Galena.
     2. Please include in the next filing an audited balance sheet and other audited financial statements, if appropriate, of the Company as a date within 135 days of the file date of the S-1 as called for by Rule 3.01 of Regulation S-X.
COMPANY RESPONSE:
The amended preliminary prospectus now includes on page F-4 the audited balance sheet of the Company as of September 8, 2011, the date of the Company’s incorporation. The Company had no operations and engaged in no business activities as of this date or prior to September 24, 2011, when the transactions under the contribution agreement between the Company and Galena were consummated.
     3. We reiterate the Staff’s comment 1 from its January 31, 2012 comment letter on Amendment No. 3 filed on January 23, 2012.
COMPANY RESPONSE:
As the Staff requests, the unaudited balance sheet of the Company as of September 30, 2011 reflects the elimination of the “derivatives settleable in cash” liability that appeared in the previous “carved-out” balance sheet of the Company. This liability was eliminated in connection with the contribution agreement entered into by the Company and Galena on September 24, 2011. The Registration Statement now includes the balance sheet of RXi (Registrant) as of September 8, 2011, the date of incorporation. There was no other activity on that date. Accordingly, no statement of expenses or cash flows has been presented for the period ended September 8, 2011. As discussed with the Staff, this change does not involve a restatement of the previous “carved-out” financial statements, since the new financial statement is of the newly incorporated Company, which is a separate entity.

Jennifer Riegel
February 13, 2012

The Company has revised the “equity” component of its unaudited balance sheet as of September 30, 2011 to reflect the changes resulting from the incorporation of the Company prior to September 30, 2011. A corresponding change appears on page 10 in the “Summary Historical Financial Information.” The Company also has revised Note 1 of the Notes to Financial Statements to explain the basis of the changed presentation. Additionally, Note 2 of the Notes to the Financial Statements has been revised to include a caption to clarify the ‘Non-cash equity adjustments from Parent Company’ line item as presented on the equity statement. This revision describes the transactions included in divisional deficit under this heading.
     4. Please add to the financial statements of the “carved out” business and of the Company referred to in Comment 1, above, additional column headings to clarify the information attributable to either Galena as the “predecessor” to the Company or to the “carved out” business for periods prior to the incorporation of the Company on September 8, 2011.
     COMPANY RESPONSE:
Please see the additional columns and related information contained in the Company’s unaudited financial statements as of September 30, 2011, as well as the clarifications in Note 1 of the Notes to Financial Statements regarding the basis of the presentation.
General
     1. You indicated in response to the Staff’s prior comment 4 that the Company intends to declare a stock dividend instead of a stock split. Please revise the disclosures throughout the prospectus to reflect the stock dividend. Please also revise accordingly the disclosures regarding the Company’s dividend policy and any related risk factor or other disclosures throughout the prospectus.
     COMPANY RESPONSE:
The Company has revised the previous disclosures on pages 1 and 8 of the preliminary prospectus to describe the stock dividend. The Company also has revised accordingly the previous disclosures regarding cash dividends under “Dividend Policy” on page 33 and under “Risk Factors — Risks Related to Our Common Stock; We do not anticipate paying cash dividends in the future” on page 25 of the amended preliminary prospectus.

Jennifer Riegel
February 13, 2012

Please be advised supplementally that the stock dividend will have no tax impact on the Company or its stockholders.
     2. Please expand the disclosures throughout the prospectus to discuss the material terms of the recent Omnibus Amendment. Please also disclose throughout the prospectus the termination and amendment provisions of the Company’s material contracts and agreements, including the agreements relating to the contribution and spin-off transactions and the material license agreements of the Company.
     COMPANY RESPONSE:
The only material term of the recent Omnibus Agreement to the securities purchase agreement described in the preliminary prospectus was to extend until March 5, 2012 the date after which the securities purchase agreement may be terminated by the investors or us if the closing of the transactions under the securities purchase agreement has not occurred. As the Staff requests, this term is now reflected on pages 4, 30 and 66 of the amended preliminary prospectus in the new disclosures regarding the material termination provisions of the securities purchase agreement.
The contribution agreement described in the preliminary prospectus has been fully performed, so it is not susceptible of termination. As the Staff requests, the Company also has added on pages 54 and 55 of the amended preliminary prospectus the material terms of the termination and amendment provisions of the Company’s material license agreements described.
* * * * *
     Apart from the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.
     When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.

Jennifer Riegel
February 13, 2012

     Please direct questions regarding this response letter to the undersigned at (310) 789-1259.
Very truly yours,
/s/ Dale E. Short
DES:tms

cc:	Mary Mast (SEC)
James Peklenk (SEC)